FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission file number 0-22874

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS UNIPHASE CORPORATION

1768 Automation Parkway

San Jose, CA 95131

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Note – Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

JDS Uniphase Corporation

Employee 401(k) Retirement Plan

We have audited the financial statements of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

May 13, 2005

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value	$158,600,459	$143,671,119
Investments, at contract value	40,911,611	40,840,040
Participant loans	2,730,466	2,623,807

Assets held for investment purposes	202,242,536	187,134,966

Employer’s contribution receivable	171	—
Participants’ contributions receivable	37	—

Net assets available for benefits	$202,242,744	$187,134,966

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$4,608,625	$3,471,613
Net realized and unrealized gains in fair value of investments	12,919,160	31,328,360

	17,527,785	34,799,973

Contributions:
Participants’	13,765,563	15,203,107
Employer’s	1,810,793	5,931,323

	15,576,356	21,134,430

Total additions	33,104,141	55,934,403

Deductions from net assets attributed to:
Withdrawals and distributions	18,905,561	20,451,294
Administrative expenses	9,950	8,750

Total deductions	18,915,511	20,460,044

Net increase prior to transfers	14,188,630	35,474,359

Transfers of assets:
To the Plan	919,148	1,365,261

Net increase in net assets	15,107,778	36,839,620

Net assets available for benefits:
Beginning of year	187,134,966	150,295,346

End of year	$202,242,744	$187,134,966

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1986 by JDS Uniphase Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of ERISA, as amended.

The Plan was amended effective September 30, 2003 to (a) eliminate qualifying employer securities as an investment option, and (b) require divestiture of existing investments in qualifying employer securities by September 30, 2006.

The Plan was amended effective January 1, 2004 to replace safe harbor employer matching contributions with an employer match equal to 25% of employee elective deferrals that do not exceed 6% of annual compensation to a maximum of $1,500, to credit service with additional predecessor employers, and to clarify the exclusions from Plan eligible compensation.

Eligibility - Under the terms of the Plan, all regular US employees age 18 or older are eligible to participate in the Plan on their date of hire.

Administration - The Company has delegated to the Company’s Benefits Committee (the Committee) the responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The Company is the named fiduciary and administrator of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price Trust Company (T. Rowe Price Trust) to provide administrative and record-keeping services with respect to the Plan. Substantially all Plan administrative expenses are paid by the Company.

Trustee - T. Rowe Price Trust is the Plan’s trustee.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities, reported in the financial statements and accompanying notes. Actual results could differ from management’s estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by T. Rowe Price Trust and invested based solely upon instructions received from participants. Plan investments in mutual funds, collective trust funds, equity securities and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Participation units in collective trust funds are stated at their quoted redemption value on the last business day of the Plan year as reported by T. Rowe Price Trust. Participant loans are valued at cost, which approximates fair value.

The Stable Value Fund is a collective trust fund principally invested in a diversified portfolio of guaranteed investment contracts (GICs). This fund is fully benefit responsive and has been reported in the financial statements at contract value. The fair value of the Plan’s investment in this fund approximates the contract value at December 31, 2004 and 2003.

The average yield for investments in the Stable Value Fund for the years ended December 31, 2004 and 2003 was 3.9% and 4.2% respectively. The average crediting interest rate at December 31, 2004 and 2003 was 3.97% and 4.27%, respectively.

The Plan was amended effective September 30, 2003 to no longer allow future investments in Company common stock. Investments currently held in Company common stock will be divested and reinvested in other funds no later than September 30, 2006 at the direction of the individual participants, or, if no direction is received, by the Plan administrator.

Income taxes - The Company adopted a prototype plan that has received an opinion letter from the Internal Revenue Service (IRS). The Plan has been amended since it received a favorable determination letter from the IRS dated October 18, 2004. The Company believes that the Plan continues to operate in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fourteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Company common stock. The Plan provides for various investment options in any combination of investment securities offered by the Plan. As noted under Investments above, future investments in Company common stock are not permitted, and all amounts currently invested in Company common stock must be directed to other Plan investments no later than September 30, 2006. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is reasonably possible that changes in market values, interest rates or other factors in the near term will materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may contribute up to 20% of their eligible annual compensation on a pre-tax-basis, provided the amounts do not exceed the annual IRS limit. Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Participants are permitted to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s directives and the Plan’s provisions.

Employer contributions - For the year ended December 31, 2003, the Plan provided for employer matching contributions to all participants who made elective contributions in an amount equal to 100% of the employee’s elective contributions for the first 3% of eligible compensation deferred, and 50% of the employee’s elective contribution for the next 2% of eligible compensation deferred, up to a maximum of $3,600. Effective January 1, 2004, the Plan provides for employer matching contributions to all participants who make elective contributions in an amount equal to 25% of the employee’s elective contribution for the first 6% of eligible compensation contributed, up to a maximum of $1,500 per year.

Vesting - Participants are immediately 100% vested in their entire account balance.

Participant accounts - Separate accounts are maintained for each participant. The account balances are generally adjusted (a) biweekly or semi-monthly for participant contributions, and (b) daily for the gains or losses on the Plan’s investments based on the change in the net asset values of the investments. Allocation of the Company’s contribution is based upon the participant’s directives with respect to participant contributions, as defined in the Plan.

Payment of benefits - Participants are eligible for payment of benefits upon termination of service. Upon termination of service, participants or their beneficiaries may elect (a) to leave their account balance in the Plan, (b) to receive their total account balance in a lump sum amount equal to the value of the participant’s interest in their account, or (c) to receive periodic installments. Spousal consent may be required based on the value of the account balance or type of distribution. Distributions are paid in cash, except for distributions of common stock, which may be made in cash or shares of Company common stock at the election of the participant. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - Participants may borrow not less than $500 and up to the lesser of $50,000 or 50% of their account balance. Loans are secured by the participant’s account balance. Loans bear an interest rate established at the time of the loan at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of loans are established by the Committee. Outstanding loans at December 31, 2004 carried interest rates ranging from 5% to 11.5% per annum.

NOTE 3 - TRANSFER OF PLAN ASSETS

In conjunction with acquisitions made by the Company, assets of the E2O Communications, Inc. 401(k) Plan totaling $919,148 were merged with the Plan as of September 1, 2004 and assets of the LA Label Salary Savings Plan totaling $1,365,261 were merged with the Plan as of May 1, 2003.

The activity in the statements of changes in net assets of the Plan reflects the activity in these plans only from the date of the merger.

NOTE 4 - PLAN OBLIGATIONS

Included in net assets available for benefits at December 31, 2004 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year end, but not yet paid, of approximately $123,000.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004	2003
T. Rowe Price Trust:
Stable Value Fund	$40,911,611	$40,840,040
Equity Income Fund	12,522,250	10,330,036
Equity Index 500 Fund	16,201,456	14,867,536
Growth Stock Fund	17,748,946	16,250,722
Mid Cap Growth Fund	34,523,894	14,363,967
Personal Strategy - Balanced Fund	12,467,011	10,493,207
Personal Strategy - Growth Fund	10,788,444	9,200,939
JDS Uniphase Corporation Common Stock	8,689,937	10,991,654
Fidelity Diversified International Fund	13,474,156	10,397,001
Fidelity Dividend Growth Fund	11,306,186	11,550,552
Other funds with assets less than 5% of net assets	23,608,645	37,849,312

Assets held for investment purposes	$202,242,536	$187,134,966

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2004	2003
Mutual funds	$14,159,264	$27,730,261
Common stock	(1,240,104)	3,598,099

	$12,919,160	$31,328,360

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price Trust, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may no longer elect to invest a portion of their accounts in the common stock of the Company, and such investments will be redirected to other investments by September 30, 2006. Aggregate investment in JDS Uniphase Corporation common stock was as follows at December 31:

	Number of shares	Fair value
2004	2,741,305	$8,689,937
2003	3,019,685	$10,991,654

NOTE 7 - PLAN TERMINATION OR MODIFICATION

Although the Company has not expressed any intent to do so, the Plan permits the Company to amend and/or terminate the Plan at any time for any reason. The Board of Directors of the Company has delegated to the Committee the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan may reduce the benefit of any participant which accrued under the Plan prior to the date when such amendment is adopted.

NOTE 8 - LITIGATION

Actions have been filed in the District Court for the Northern District of California against the Company and certain of its former and current officers and directors on behalf of a purported class of participants in the Plan (the “ERISA Action”). The Company believes that the factual allegations and circumstances underlying the ERISA Action are without merit. A case management conference previously scheduled for June 4, 2004 was taken off calendar by mutual consent of the parties, pending resolution of motions to dismiss filed by the Company in related federal securities and derivative actions.

The ERISA Action

On October 22, 2003, an action titled Pettit v. JDS Uniphase Corp., Case No. C 03-4743, was filed in the District Court for the Northern District of California against the Company and certain of its former and current officers and directors on behalf of a purported class consisting of participants in the Plan from February 4, 2000, to the filing of the lawsuit. It alleged that the defendants violated the Employee Retirement Income Security Act by breaching their fiduciary duties to the Plan and its participants. On November 3, 2003, a similar action captioned Hodges-Toby v. JDS Uniphase Corp., No. C 03-4907 MJJ, was filed in the Northern District Court on behalf of a purported class consisting of the Plan and participants in the Plan from July 27, 1999, to the present.

The Pettit and Hodges-Toby actions were consolidated by the Court on December 29, 2003. Plaintiffs filed a consolidated amended complaint on September 2, 2004. In addition to the defendants named in the original complaints, the consolidated complaint names certain other current and former Company employees as defendants, including current and former members of the Company’s Benefits Committee. Like the original complaints, the consolidated complaint alleges that Defendants violated the Employee Retirement Income Security Act by breaching their fiduciary duties to the Plan and its participants. The complaint seeks an unspecified amount of damages, attorney fees and expenses, taxable costs and interest, and injunctive and other equitable relief.

All Defendants moved to dismiss the consolidated amended complaint on January 31, 2005. On April 6, 2005, Judge Wilken referred Defendants’ motion to Judge William W. Schwarzer. Judge Schwarzer will hear argument on the motion on June 24, 2005. A case management conference before Judge Wilken is scheduled for July 15, 2005.

The Company believes that the factual allegations and circumstances underlying the ERISA action are without merit.

The Kornacki Action

The Plan has initiated an action in the United States District Court for the Northern District of California, seeking declaratory relief, injunction and a constructive trust related to the proceeds of an individual 401(k) plan account maintained by former JDS Uniphase Corporation employee, Kevin P. Kornacki (deceased). The lawsuit, entitled JDS Uniphase Corporation Benefits Committee of the JDS Uniphase Corporation Employee 401(k) Retirement Plan v. Kornacki, et al., Case No. C03 00460 JW was filed November 24, 2004. The Plan had distributed the entirety of Kornacki’s 401(k) account to his ex-wife, Defendant Mabel D. Tavares, formerly known as Mabel D. Kornacki, in accordance with Kornacki’s designation of beneficiary. Defendant David M. Kornacki, Administrator of the Estate of Kevin P. Kornacki, has asserted the Estate is entitled to the 401(k) account proceeds as the result of a qualified domestic relations order and other marital agreements prepared in conjunction with the dissolution of Kevin P. Kornacki’s marriage to Tavares. Tavares and Kornacki have challenged the jurisdiction and venue of the United States District Court for the Northern District of California. The Defendants’ motions for a change of venue and to dismiss the complaint are scheduled to be heard on June 20, 2005. The court has continued all discovery, including the exchange of initial disclosures, until July 20, 2005.

NOTE 9 - SUBSEQUENT EVENT

In conjunction with the acquisition of Advanced Digital Optics, Inc. by the Company in 2004, the Company merged the Advanced Digital Optics, Inc 401(k) Profit Sharing Plan into the Plan on January 21, 2005. The merger did not result in a material increase in Plan assets.

The stock price of the Company’s common stock has decreased by approximately 50% from its December 31, 2004 level. The Plan’s assets may have significantly decreased in value.

SUPPLEMENTAL SCHEDULE

JDS UNIPHASE CORPORATION	EIN: 94-2579683
EMPLOYEE 401(k) RETIREMENT PLAN	PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	T. Rowe Price Trust Company:
*	Stable Value Fund	Collective Trust Fund	$40,911,611
*	Equity Income Fund	Mutual Fund	12,522,250
*	Equity Index 500 Fund	Mutual Fund	16,201,456
*	Growth Stock Fund	Mutual Fund	17,748,946
*	Mid Cap Growth Fund	Mutual Fund	34,523,894
*	Personal Strategy - Balanced Fund	Mutual Fund	12,467,011
*	Personal Strategy - Growth Fund	Mutual Fund	10,788,444
*	Personal Strategy - Income Fund	Mutual Fund	4,328,545
*	Science & Technology Fund	Mutual Fund	4,865,341
*	Media & Telecommunications Fund	Mutual Fund	1,733,704
	PIMCO Total Return Admin Fund	Mutual Fund	7,426,942
	Fidelity Diversified International Fund	Mutual Fund	13,474,156
	Fidelity Dividend Growth Fund	Mutual Fund	11,306,186
	Lord Abbet Small Cap Value Fund A	Mutual Fund	2,523,647
*	JDS Uniphase Corporation	Common Stock	8,689,937
*	Participant loans	Interest rates ranging from 5% to 11.5%	2,730,466

		Total	$202,242,536

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JDS UNIPHASE CORPORATION

Date: June 27, 2005	By	/s/ David Vellequette
David Vellequette
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Mohler, Nixon & Williams, Independent Registered Public Accounting Firm.